CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel 54030, Israel

December 22, 2008

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4561
Attention:	Mark P. Shuman Michael F. Johnson

Re:	Cimatron Ltd. Registration Statement on Form F-3 SEC File No. 333-153498

Dear Messrs. Shuman and Johnson:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Cimatron Ltd. (“Cimatron”) hereby requests withdrawal of the Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2008, as amended on September 23, 2008, together with all exhibits thereto (the “Registration Statement”).  Pursuant to Rules 101(a)(1)(i) and 101(a)(2)(i) of Regulation S-T of the Commission, the foregoing is being submitted electronically to the Commission.

        Cimatron’s request for withdrawal stems from the Commission’s determination that Cimatron is ineligible to use Form F-3 currently, due to Cimatron’s inadvertent omission of its Management’s Annual Report on Internal Control Over Financial Reporting from its initial filing, on June 30, 2008, of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (notwithstanding that such inadvertent omission was corrected via an amendment to such Annual Report that was filed with the Commission on August 28, 2008). Given Cimatron’s ineligibility to utilize the more favorable Form F-3, Cimatron prefers to defer the registration of the resale of the shares contemplated under the Registration Statement to a later time. The Registration Statement was never declared effective and no sales of securities have been made pursuant thereto.

        Cimatron also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for Cimatron’s account.

        We appreciate the time and effort expended by the Staff on our filing.  If you have any questions regarding this request for withdrawal, please contact David S. Glatt or Asaf Harel of Meitar Liquornik Geva & Leshem Brandwein at (011-972-3) 610-3140 and (011-972-3) 610-3159, respectively.

Very truly yours, CIMATRON LTD. By: /s/ DAN HARAN —————————————— Dan Haran Chief Executive Officer